ENDEAVOUR SILVER CORP.

Voting Results for Annual General Meeting of Shareholders
of Endeavour Silver Corp. (the “Company”)
Held on May 6, 2015 (the “Meeting”)

To:                                              All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	64,669,300
Total outstanding Shares as at Record Date	101,976,901
Total % of Shares Voted	63.42%

	MATTERS VOTED UPON	VOTING RESULTS
1.	Election of Directors	Vote by show of hands
	To elect the following nominees as directors of the Company until the Company’s next Annual General Meeting or until their successors are duly elected or appointed:	Tabulation of Votes in Favour submitted by proxy	Tabulation of Votes Withheld submitted by proxy
	Ricardo M. Campoy	26,055,204 (93.05%)	1,945,310 (6.95%)
	Bradford J. Cooke	27,323,038 (97.58%)	677,476 (2.42%)
	Geoffrey A. Handley	25,741,263 (91.93%)	2,259,251 (8.07%)
	Rex J. McLennan	27,472,872 (98.12%)	527,642 (1.88%)
	Kenneth Pickering	26,060,128 (93.07%)	1,940,386 (6.93%)
	Mario D. Szotlender	14,942,489 (53.37%)	13,058,025 (46.63%)
	Godfrey J. Walton	27,382,312 (97.79%)	618,202 (2.21%)
Outcome: Each of the seven nominees proposed by management was elected as a director of the Company.
2.	Appointment of Auditor and fixing of Auditor’s Remuneration	Vote by show of hands

To appoint KPMG LLP, Chartered Accountants, as auditor of the Company for the ensuing year and to authorize the Board of Directors to fix the auditor’s remuneration
Outcome: KPMG LLP, Chartered Accountants, was appointed auditor of the Company until the Company’s next Annual General Meeting and the directors of the Company were authorized to fix the auditor’s remuneration.

3.	Reconfirmation of the Company’s stock options plan, as amended by Amendment No. 3	Votes by Ballot in Favour	Votes by Ballot Against

	To reconfirm the Company’s stock option plan	24,321,449 (86.87%)	3,677,136 (13.13%)
Outcome: The Company’s stock option plan, as amended by Amendment No. 3, was reconfirmed by the shareholders of the Company.

4.	Approval of the Company’s Performance Share Unit Plan	Vote by show of hands

To approve the Company’s Performance Share Unit Plan
Outcome: The Company’s Performance Share Unit Plan was approved by the shareholders of the Company.